

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

<u>Via E-Mail</u>

Ross M. Leff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Cyren Ltd.**
> **Schedule TO-T filed November 20, 2017**
> **Filed by Warburg Pincus XII Partners (Cayman), L.P.** *et al.*
> **File No. 5-57507**

Dear Mr. Leff:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>General</u>

1. In your response letter, with a view to possible further amended disclosure, provide your analysis as to why you have not included Warburg Pincus LLC and Warburg Pincus (Bermuda) Private Equity GP Ltd. as bidders in this tender offer. Alternatively, revise to include these entities as filers on the Schedule TO and revise the Offer to Purchase to include all required disclosure as to them individually (to the extent not already provided). See "Identifying the Bidder in a Tender Offer," Section II.D.2 Mergers and Acquisitions – Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our web site at www.sec.gov) for guidance.

2. Explain in the Offer to Purchase why you are not making an offer for all of the outstanding ordinary shares of Cyren at this time, even though, as a result of this offer and together with your existing stake in the Company, you may own 79% of Cyren if the offer is fully subscribed.

Background to the Offer - Background, page 5

3. We note the disclosure in the third paragraph here that Cyren furnished to Warburg Pincus non-public information which may have included projections for the Company in the course of the negotiations leading up to this transaction. If so, please disclose or provide an analysis in your response letter as to why such material, non-public information is not required disclosure in the context of this offer.

Purpose of the Offer; Reasons for the Offer, page 6
Plans for Cyren After the Offer; Certain Effects of the Offer, page 6

4. See our last comment above. Revise to state with greater specificity why the Offeror Group is seeking to increase their equity stake in Cyren to a majority and what specific plans are contemplated at this time for the Company and its business going forward. See Item 1006 of Regulation M-A.

Sources and Amount of Funds, page 35

5. You assert that bidder financial statements are not material here; however, this is a partial offer for Cyren Ltd. and the filing persons/bidders are not U.S. reporting companies, so the safe harbor in Instruction 2 to Item 10 of Schedule TO does not appear to be applicable. While the aggregate purchase price to pay for tendered securities is guaranteed by the Israeli Depositary, it is unclear to us whether the guaranty extends to shares being tendered by U.S. holders of Cyren. In addition, bidder financial statements may be relevant to the financial health of bidders themselves and by extension, to Cyren by virtue of their future control over it if this offer is fully subscribed. Therefore, financial statements are not merely relevant to bidders' ability to pay for tendered shares. Please analyze in your response letter why bidder financial statements are not material here pursuant to Item 10 of Schedule TO.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment. Therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filers are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions